UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated September 16, 2025 announcing the merger through acquisition with the registrant's subsidiary Artel Bilişim Servisleri A.Ş. / Capital Markets Board (CMB) application.

Istanbul, September 16, 2025

Announcement Regarding the Merger Through Acquisition with Our Subsidiary Artel Bilişim Servisleri A.Ş. / Capital Markets Board (CMB) Application

Board Decision Date	: 22.08.2025
Merger Model	: Merger Through Acquisition
Date Of Financial Statements Base To Merger	: 30.06.2025
Currency Unit	: TRY

Acquired Company	Trading On The Stock Exchange/Not Trading On The Stock Exchange
Beltel Telekomünikasyon Hizmetleri A.Ş.	Not Trading On The Stock Exchange

Share Group Info	Paid In Capital	Amount Of Capital To Be Increased Due To The Acquisition (TRY)	Capital To Be Decreased (TRY)	Target Capital	New Shares To Be Given Due To Merger
Group A, Not Trading, TRETCEL00012	330,000,000			330,000,000
Group B, TCELL, TRATCELL91M1	1,870,000,000			1,870,000,000
TOTAL	2,200,000,000 TL	0 TL	0 TL	2,200,000,000 TL

	Paid In Capital	Amount Of Capital To Be Increased Due To The Acquisition	Capital To Be Decreased	Target Capital
TOTAL	TRY 2,200,000,000	TRY 0	TRY 0	TRY 2,200,000,000

CMB Application Date	16.09.2025

Regarding our material event disclosure dated June 25, 2025, the Board of Directors resolution regarding the “Merger via Facilitated Procedure” with our wholly-owned subsidiary, Artel Bilişim Servisleri A.Ş. (“Artel”), has been updated by the Board of Directors resolution dated August 22, 2025, to proceed with the merger based on the financial statements dated June 30, 2025, as follows:

•	To merge Artel Bilişim Servisleri A.Ş. (“Artel”), our Company's 100% subsidiary registered in İstanbul Trade Registry with the registration number 1033767, with and into our Company via facilitated procedure by being taken over by our Company with all its assets and liabilities, to prepare the merger agreement and other relevant documents for this purpose,

•	To carry out the merger transaction on the basis of the financial statements of the party companies dated 30 June 2025.

•	Pursuant to Article 13 of the Communiqué, since the merger will be carried out with the facilitated procedure, not to prepare the Board of Directors' report required by Article 147 of the TCC, not to prepare the independent audit report and the merger report pursuant to Article 13/2 of the Communiqué, and not to obtain expert opinion,

•	Pursuant to the provisions of Article 24 of the CML and Article 15/ç of the CMB's Communiqué No. II-23.3 on “Significant Transactions and the Right to Detachment”, the “Right to Detachment” will not arise for our shareholders,

•	The capital of our Company will not be increased due to the merger,

•	The merger is authorized pursuant to subparagraph (ç) of Article 19 of the Regulation on Authorisation of the Electronic Communications Sector with the Information and Communication Technologies Authority (“ICTA”) Board Decision (“ICTA Board Decision”) dated 29.04.2025 and numbered 2025/YK-YED/115. In accordance with the Communiqué, to prepare the announcement text, merger agreement and other information and documents required for the applications regarding the merger transaction stipulated by the Communiqué and to apply to the CMB for the approval of the announcement text,

•	Following the approval of the Capital Market Board for the merger transaction, to submit the merger agreement to be signed between the parties to the approval of the Board of Directors without the approval of the general assembly.

An application regarding the “Merger via Facilitated Procedure” transaction with our subsidiary Artel was submitted with the Capital Markets Board on September 16, 2025

Note: The announcement text and merger agreement submitted for the CMB approval are available in Turkish on our website.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: September 16, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: September 16, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer